December 10, 2024

Ho Shian Ching
Chief Financial Officer
ESGL Holdings Limited
101 Tuas South Avenue 2
Singapore 637226

       Re: ESGL Holdings Limited
           Registration Statement on Form F-1
           Filed November 29, 2024
           File No. 333-283527
Dear Ho Shian Ching:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   David Levine, Esq.